SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128 Yeoui-dearo, Youngdungpo-gu, Seoul 150-721, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Name of Outside Directors
			Tae Sik Ahn (Attendance rate: 86%)	William Y. Kim (Attendance rate: 86%)	Jin Jang (Attendance rate: 100%)	Dong Il Kwon (Attendance rate: 100%)
1	2012.01.26	1. Report on 2011 Q4 financial and operating results 2. Report on operation of internal accounting controls 3. Approval of FY2011 financial statements 4. Approval of FY2011 annual business report	- - Absent Absent	- - For For	- - For For	Not applicable (Newly elected in March 2012)
2	2012.02.15

1. Report on operation and evaluation of internal accounting control system

2. Approval relating to convening the 27th Annual General Meeting of Shareholders (“AGM”)

3. Approval of 27th AGM agenda items

4. Approval of transaction limit with related parties

5. Approval of transactions with significant shareholders

			- For For For For	- For For For For	- For For For For
3	2012.03.09

1. Approval of representative director nomination

2. Approval of matters relating to committee membership

3. Approval relating to creation of Management Committee and adoption of the committee charter

4. Approval of amendments to the committee charters

5. Approval of remuneration for directors and executive officers

6. Approval of limits on long-term borrowings, including issuance of debentures

7. Approval of establishment of a domestic subsidiary

8. Approval of LG Twin Tower lease agreement

			For For For For For For For For	For For For For For For For For	For For For For For For For For	For For For For For For For For
4	2012.04.24	1. Report on 2012 Q1 financial and operating results 2. Approval of transactions with significant shareholders 3. Approval of compliance officer nomination and adoption of compliance control standards	- For For	- For For	- For- For	- For For
5	2012.07.25

1. Report on 2012 Q2 financial and operating results

2. Report on medium- to long-term strategy

3. Adoption of long-term mission for the CEO

4. Approval of changes in short-term business goals

5. Approval of investment in LTPS LCD

6. Approval of brand-use license payments

7. Approval of compliance officer nomination and executive officer appointments

			- - For For For For For	- - For For For For For	- - For For For For For	- - For For For For For
6	2012.10.25	1. Report on 2012 Q3 financial and operating results 2. Report on China Fab investment update 3. Approval of terms of consulting agreements for retired executive officers	- - For	- - For	- - For	- - For
7	2012.11.28	1. Review of FY2012 performance and approval of business plan for FY2013 2. Approval of brand-use license payments 3. Approval of wind up of a subsidiary 4. Approval of executive officer appointments	For For For For	Absent Absent Absent Absent	For For For For	For For For For

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

Audit Committee	Member	Activities
		Date	Agenda	Remarks

	Tae Sik Ahn William Y. Kim Jin Jang	2012.01.19

1. Approval of 2011 Q4 financial statements

2. Report on FY2011 financial statements and business report

3. Report on internal accounting controls

4. Approval of non-audit services by independent auditors

5. Independent auditors’ report on progress of audit

6. Report on compliance program

7. Report on committee self-evaluation

				Approved Reported Reported Approved Reported Reported Reported
		2012.02.15

1. Report on internal audit

2. Approval of internal accounting controls evaluation

3. Approval of internal monitoring system evaluation

4. Approval of FY2011 audit report

5. Review and approval of AGM agenda items

				Reported Approved Approved Approved Approved
		2012.04.24	1. Approval of 2013 Q1 financial statements 2. Report on post-filing matters relating to Form 20-F 3. Audit progress report 4. Report on whistleblowing 5. Report on compliance	Approved Reported Reported Reported Reported
		2012.7.23	1. Approval of 2013 Q2 financial statements 2. Audit progress report 3. Report on whistleblowing	Approved Reported Reported
		2012.10.25	1. Approval of 2013 Q3 financial statements 2. Audit progress report	Approved Reported
Outside Director Nomination and Corporate Governance Committee	James (Hoyoung) Jeong William Y. Kim Jin Jang	2012.01.26	1. Review of outside director candidates	-
		2012.02.15	1. Review of outside director candidates 2. Review of committee membership proposals	Approved Reported
	James (Hoyoung) Jeong Dong II Kwon Jin Jang	2012.11.28	1. Review of outside director candidates	-
Remuneration Committee	William Y. Kim James (Hoyoung) Jeong Tae Sik Ahn	2012.03.08

1. Approval of funding for short- and long-term incentives for executive officers

2. Approval of amendments to short- and long-term incentive schemes for executive officers

3. Approval of long-term incentive goals for executive officers

4. Approval of 2012 terms for relating to consulting agreements for retired executive officers

				Approved Approved Approved Approved
		2012.07.23	1. Approval of long-term vision for the CEO 2. Approval of change to long-term incentive goals for executive officers	Approved Approved
Management Committee	Sang Beom Han James (Hoyoung) Jeong	2012.10.08	1. Issue of Series No. 28-1 and No. 28-2 unguaranteed bonds	Approved

3.	Remuneration of Outside Directors & Non-Standing Directors

				(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	223	56	—

*	Remuneration limit for the total 7 directors, including 3 standing directors.

II.	Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2011 Total Assets.

(KRW Billion)
Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
Sales, etc.	LG Display America Inc. (Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	9,196	38.6
Sales, etc.	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	4,315	18.1
Sales, etc.	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	1,420	6.0
Sales, etc.	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	1,851	7.8
Sales, etc.	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	2,737	11.5
Sales, etc.	LG Display Singapore Pte. Ltd.(Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	1,405	5.9
Sales, etc.	LG Display Shenzhen Co., Ltd.(Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	1,987	8.3
Sales/Purchase	LG Display Guangzhou Co., Ltd.(Subsidiary)	Jan. 1, 2012 ~ Dec. 31, 2012	2,722	11.4
Sales/Purchase	LG Electronics Inc.(Affiliate)	Jan. 1, 2012 ~ Dec. 31, 2012	1,061	4.5
Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2012 ~ Dec. 31, 2012	2,316	9.7

*	Out of total asset in FY 2011

III.	Reference Relating to AGM

1. Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 8, 2013 (Friday)

B.	Venue : Guest House, LG Display Paju Display Cluster. 1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

2. Agenda for Meeting

A.	For Reporting

(1)	Audit Committee’s Audit Report

(2)	Fiscal Year 2012 Business Report

B.	For Approval

(1)	Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2012

(2)	Amendment to the Articles of Incorporation

(3)	Appointment of Directors

(4)	Appointment of Audit Committee Members

(5)	Remuneration Limit for Directors in 2013

3. Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2012

(1)	Business Performance in FY 2012

a. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of December 31, 2012, we operated TFT-LCD and OLED production facilities in Paju and Gumi, Korea and a LCD research center in Paju, Korea. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2012, our business consisted of the manufacture and sale of LCD and OLED panels and monitor products. Because our non-LCD business represented an extremely small portion of our assets and revenues as of and for the year ended December 31, 2012, we have included them as part of our LCD reporting business segment.

2012 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2012	LCD business
Sales Revenue	29,430
Gross Profit	3,005
Operating Profit (Loss)	91

b. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2012 (%)
TFT-LCD	Product/ Service/ Other Sales	TFT-LCD (Overseas (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	27,280 (92.7%)
		TFT-LCD (Korea (1))	Panels for Notebook Computer, Monitor, Television, etc	LG Display	2,150 (7.3%)

Total					29,430 (100.0%)

(1)	Based on ship-to-party.

(2)	Consolidated Financial Statements

a. Consolidated Statements of Financial Position

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	December 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	2,338,661	1,517,977
Deposits in banks	315,092	815,000
Trade accounts and notes receivable, net	3,334,341	2,740,107
Other accounts receivable, net	199,007	212,870
Other current financial assets	3,828	3,297
Inventories	2,390,007	2,317,370
Prepaid income taxes	8,483	8,522
Other current assets	325,266	242,922

Total current assets	8,914,685	7,858,065

Investments in equity accounted investees	402,158	385,145
Other non-current financial assets	86,432	84,548
Deferred tax assets	1,294,813	1,424,005
Property, plant and equipment, net	13,107,511	14,696,849
Intangible assets, net	497,602	535,114
Other non-current assets	152,310	179,205

Total non-current assets	15,540,826	17,304,866

Total assets	24,455,511	25,162,931

Liabilities
Trade accounts and notes payable	4,147,036	3,782,627
Current financial liabilities	1,015,272	894,972
Other accounts payable	2,811,161	3,992,671
Accrued expenses	412,055	267,595
Income tax payable	56,521	58,259
Provisions	250,984	279,403
Advances received	485,468	616,351
Other current liabilities	27,661	19,556

Total current liabilities	9,206,158	9,911,434

Non-current financial liabilities	3,440,585	3,722,364
Non-current provisions	6,515	5,400
Deferred tax liabilities	—	240
Employee benefits	180,640	146,638
Long-term advances received	1,049,678	668,914
Other non-current liabilities	331,755	576,913

Total non-current liabilities	5,009,173	5,120,469

Total liabilities	14,215,331	15,031,903

Equity
Share capital	1,789,079	1,789,079
Share premium	2,251,113	2,251,113
Reserves	(69,370)	12,181
Retained earnings	6,238,989	6,063,359

Total equity attributable to equity holders of the Company	10,209,811	10,115,732

Non-controlling interests	30,369	15,296

Total equity	10,240,180	10,131,028

Total liabilities and equity	24,455,511	25,162,931

See accompanying notes to the consolidated financial statements.

b. Consolidated Statements of Comprehensive Income (Loss)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(In millions of won, except earnings per share)	2012	2011

Revenue	29,429,668	24,291,289
Cost of sales	(26,424,756)	(23,081,322)

Gross profit	3,004,912	1,209,967

Selling expenses	(813,742)	(728,419)
Administrative expenses	(493,691)	(429,042)
Research and development expenses	(785,111)	(816,054)

Operating profit (loss)	912,368	(763,548)

Finance income	293,172	207,266
Finance costs	(436,696)	(363,309)
Other non-operating income	1,260,942	1,223,076
Other non-operating expenses	(1,614,040)	(1,400,491)
Equity income on investments, net	42,779	16,047

Profit (loss) before income tax	458,525	(1,080,959)
Income tax expense (benefit)	222,180	(293,064)

Profit (loss) for the year	236,345	(787,895)

Other comprehensive income (loss)
Net change in unrealized fair value of available-for-sale financial assets	4,764	2,700
Defined benefit plan actuarial losses	(75,899)	(23,732)
Cumulative translation differences	(86,320)	47,443
Loss on sales of own shares of associates accounted for using the equity method	(48)	(214)
Income tax benefit on other comprehensive income items	17,282	4,958

Other comprehensive income (loss) for the year, net of income tax	(140,221)	31,155

Total comprehensive income (loss) for the year	96,124	(756,740)

Profit (loss) attributable to:
Owners of the Controlling Company	233,204	(771,223)
Non-controlling interests	3,141	(16,672)

Profit (loss) for the year	236,345	(787,895)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company	94,079	(741,417)
Non-controlling interests	2,045	(15,323)

Total comprehensive income (loss) for the year	96,124	(756,740)

Earnings (loss) per share
Basic and diluted earnings (loss) per share	652	(2,155)

See accompanying notes to the consolidated financial statements.

c. Consolidated Statements of Changes in Equity

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Cumulative net gain on sales of own shares of associates	Translation reserve	Fair value reserve	Retained earnings	Non-controlling interest	Total equity

Balances at January 1, 2011	(Won)	1,789,079	2,251,113	810	(30,548)	(5,560)	7,031,163	24,910	11,060,967

Total comprehensive income (loss) for the year
Loss for the year		—	—	—	—	—	(771,223)	(16,672)	(787,895)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	1,704	—	—	1,704
Cumulative translation differences, net of tax		—	—	—	45,989	—	—	1,349	47,338
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(17,673)	—	(17,673)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(214)	—	—	—	—	(214)

Total other comprehensive income (loss)		—	—	(214)	45,989	1,704	(17,673)	1,349	31,155

Total comprehensive income (loss) for the year	(Won)	—	—	(214)	45,989	1,704	(788,896)	(15,323)	(756,740)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	5,709	5,709

Balances at December 31, 2011	(Won)	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Balances at January 1, 2012	(Won)	1,789,079	2,251,113	596	15,441	(3,856)	6,063,359	15,296	10,131,028

Total comprehensive income (loss) for the year
Income for the year		—	—	—	—	—	233,204	3,141	236,345

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	3,790	—	—	3,790
Cumulative translation differences, net of tax		—	—	—	(85,293)	—	—	(1,096)	(86,389)
Defined benefit plan actuarial loss, net of tax		—	—	—	—	—	(57,574)	—	(57,574)
Loss on sales of own shares of associates accounted for using the equity method, net of tax		—	—	(48)	—	—	—	—	(48)

Total other comprehensive income (loss)		—	—	(48)	(85,293)	3,790	(57,574)	(1,096)	(140,221)

Total comprehensive income (loss) for the year	(Won)	—	—	(48)	(85,293)	3,790	175,630	2,045	96,124

Transaction with owners, recognized directly in equity
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	13,028	13,028

Balances at December 31, 2012	(Won)	1,789,079	2,251,113	548	(69,852)	(66)	6,238,989	30,369	10,240,180

See accompanying notes to the consolidated financial statements.

d. Consolidated Statements of Cash Flows

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	2012	2011

Cash flows from operating activities:
Profit (loss) for the year	236,345	(787,895)
Adjustments for:
Income tax expense (benefit)	222,180	(293,064)
Depreciation	4,196,487	3,413,450
Amortization of intangible assets	272,925	237,996
Gain on foreign currency translation	(234,912)	(85,804)
Loss on foreign currency translation	73,391	132,295
Retirement allowance	138,879	113,970
Reversal of stock compensation expense	(3)	(469)
Gain on disposal of property, plant and equipment	(5,925)	(740)
Loss on disposal of property, plant and equipment	3,728	862
Impairment loss on property, plant and equipment	—	3,589
Loss on disposal of intangible assets	704	1,588
Impairment loss on intangible assets	40,012	5,574
Finance income	(133,711)	(59,542)
Finance costs	209,104	238,737
Equity in income of equity method accounted investees, net	(42,779)	(16,047)
Other non-operating income	(8,232)	(19,122)
Other non-operating expense	560,458	210,008

	5,292,306	3,883,281

Change in trade accounts and notes receivable	(1,456,943)	296,691
Change in other accounts receivable	15,515	(90,398)
Change in other current assets	(46,216)	11,010
Change in inventories	(72,637)	(102,153)
Change in other non-current assets	(47,872)	(39,796)
Change in trade accounts and notes payable	440,883	792,128
Change in other accounts payable	(292,443)	97,686
Change in accrued expenses	158,698	(158,640)
Change in other current liabilities	359,132	(5,384)
Change in long-term advance received	789,670	281,975
Change in other non-current liabilities	2,453	13,770
Change in provisions	(390,974)	(208,390)
Change in defined benefit liabilities	(180,599)	(69,727)

	(721,333)	818,772

Cash generated from operating activities	4,807,318	3,914,158
Income taxes paid	(77,643)	(162,266)
Interest received	33,302	65,600
Interest paid	(193,282)	(151,634)

Net cash from operating activities	4,569,695	3,665,858

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	2012	2011

Cash flows from investing activities:
Dividends received	686	6,130
Proceeds from withdrawal of deposits in banks	913,500	2,401,500
Increase in deposits in banks	(413,512)	(1,713,500)
Acquisition of investments in equity accounted investees	(6,599)	(53,226)
Proceeds from disposal of investments in equity accounted investees	3,938	2,045
Acquisition of property, plant and equipment	(3,972,479)	(4,063,070)
Proceeds from disposal of property, plant and equipment	58,846	643
Acquisition of intangible assets	(285,888)	(215,286)
Grants received	3,962	1,605
Proceeds from settement of derivatives	742	23,784
Proceeds from (repayments) of short-term loans	(10)	—
Proceeds from collection of short-term loans	—	92
Acquisition of other non-current financial assets	(55,276)	(59,444)
Proceeds from disposal of other non-current financial assets	63,905	174,266

Net cash used in investing activities	(3,688,185)	(3,494,461)

Cash flows from financing activities:
Proceeds from short-term borrowings	3,455,548	1,292,804
Repayments of short-term borrowings	(3,441,632)	(2,483,997)
Proceeds from issuance of debentures	298,783	1,145,209
Proceeds from long-term debt	494,000	941,921
Repayments of current portion of long-term debt	(867,851)	(1,000,987)
Increase in non-controlling interest	13,028	5,709
Payment of cash dividend	—	(178,908)

Net cash used in financing activities	(48,124)	(278,249)

Net increase (decrease) in cash and cash equivalents	833,386	(106,852)
Cash and cash equivalents at January 1	1,517,977	1,631,009
Effect of exchange rate fluctuations on cash held	(12,702)	(6,180)

Cash and cash equivalents at December 31	2,338,661	1,517,977

See accompanying notes to the consolidated financial statements.

e. Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of December 31, 2012, the Controlling Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Controlling Company has overseas subsidiaries located in North America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2012

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc. (*1)	California, U.S.A.	100%	December 31	September 24, 1999	Sell TFT-LCD products	USD	260
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell TFT-LCD Products	JPY	95
LG Display Germany GmbH	Dusseldorf, Germany	100%	December 31	November 5, 1999	Sell TFT-LCD products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell TFT-LCD products	NTD	116
LG Display Nanjing Co., Ltd. (*2)	Nanjing, China	100%	December 31	July 15, 2002	Manufacture and sell TFT-LCD products	CNY	2,834
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell TFT-LCD products	CNY	4
LG Display Poland Sp. zo. o. (*3)	Wroclaw, Poland	80%	December 31	September 6, 2005	Manufacture and sell TFT-LCD products	PLN	511
LG Display Guangzhou Co., Ltd. (*4)	Guangzhou, China	90%	December 31	June 30, 2006	Manufacture and sell TFT-LCD products	CNY	992
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell TFT-LCD products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell TFT-LCD products	SGD	1.4
L&T Display Technology (Xiamen) Limited	Xiamen, China	51%	December 31	January 5, 2010	Manufacture LCD module and TV sets	CNY	82
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture LCD module and monitor sets	CNY	116
LG Display Yantai Co., Ltd. (*5)	Yantai, China	100%	December 31	April 19, 2010	Manufacture and sell TFT-LCD products	CNY	525
L&I Electronic Technology (Dongguan) Limited	Dongguan, China	51%	December 31	September 26, 2010	Manufacture and sell e-Book devices	CNY	33
Image&Materials, Inc. (*6)	Domestic	100%	December 31	May 17, 2006	Manufacture EPD materials	KRW	1,008
LUCOM Display Technology (Kunshan) Limited	Kunshan, China	51%	December 31	December 15, 2010	Manufacture notebook borderless hinge-up	CNY	99

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2012, Continued

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display U.S.A., Inc.	Texas, U.S.A.	100%	December 31	October 26, 2011	Manufacture TFT-LCD products	USD 11
LG Display Reynosa S.A. de C.V.	Reynosa, Mexico	100%	December 31	November 4, 2011	Manufacture TFT-LCD products	MXN 112
Nanumnuri Co., Ltd. (*7)	Domestic	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display China Co., Ltd. (*8)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell TFT-LCD products	CNY 252

(*1)	In June 2012, the Controlling Company contributed (Won) 88,380 million in cash for the capital increase of LG Display America, Inc. (“LGDUS”). There were no changes in the Controlling Company’s ownership percentage in LGDUS as a result of this additional investment.
(*2)	In May 2012, the Controlling Company invested (Won) 52,358 million in cash for the capital increase of LG Display Nanjing Co., Ltd. (“LGDNJ”). There were no changes in the Controlling Company’s ownership percentage in LGDNJ as a result of this additional investment.
(*3)	Toshiba Corporation (“Toshiba”) acquired 20% of LG Display Poland Sp. zo.o. (“LGDWR”) in December 2007 through a stock purchase agreement. With the acquisition of the 20% interest, Toshiba and the Controlling Company and LGDWR entered into a derivative contract with LGDWR’s equity shares as its underlying assets. According to the contract, the Controlling Company or LGDWR has a call option to buy Toshiba’s 20% interest in LGDWR and Toshiba has a put option to sell its 20% interest in LGDWR to the Controlling Company or LGDWR under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Toshiba’s investment at cost. The call and put options are exercisable after five years from the date of acquisition and on each anniversary thereafter with no stated expiration date in whole or in part. Toshiba’s investment in LGDWR is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of LG Display Co., Ltd. and its subsidiaries (the “Group”). Accordingly, LGDWR is consolidated as a wholly owned subsidiary in the consolidated financial statements.
(*4)	Skyworth TV Holdings Limited (“Skyworth”) acquired a 16% equity interest in LG Display Guangzhou Co., Ltd. (“LGDGZ”) in June 2008. With the acquisition of the 16% interest in June 2008 (which was reduced to 10% at December 31, 2009 with the additional investment in LGDGZ by the Controlling Company), Skyworth and the Controlling Company entered into a derivative contract with LGDGZ’s equity interest as its underlying assets. According to the contract, the Controlling Company has a call option to buy Skyworth’s interest in LGDGZ and Skyworth has a put option to sell its interest in LGDGZ to LG Display Co., Ltd. under the same terms: the exercise price of the call is equal to the price of the put option which is the total amount of Skyworth’s investment at cost. The call and put options are exercisable after five years from the date of acquisition with no stated expiration date in whole or in part. Skyworth’s investment in LGDGZ is regarded as financing due to the options and recorded as other accounts payable in the consolidated statement of financial position of the Group. Accordingly, LGDGZ is consolidated as a wholly owned subsidiary in the consolidated financial statements.

1.	Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2012, Continued

(*5)	In October 2012, the Controlling Company contributed (Won) 43,860 million in cash for the capital increase of LG Display Yantai Co., Ltd. (“LGDYT”). There were no changes in the Controlling Company’s ownership percentage in LGDYT as a result of this additional investment.
(*6)	In February 2012, the Controlling Company contributed (Won) 3,000 million in cash for the capital increase of Image & Materials, Inc. (“I&M”). There were no changes in the Controlling Company’s ownership percentage in I&M as a result of this additional investment.
(*7)	In March 2012, the Controlling Company established Nanumnuri Co., Ltd., a wholly owned subsidiary of the Controlling Company founded as a Standard Workplace for the Disabled under the Act on Employment Promotion and Vocational Rehabilitation for Disabled Persons, with an investment of (Won) 800 million in cash.
(*8)	The Controlling Company entered into an agreement with Shenzhen SKYWORTH-RGB Electronics Co., Ltd. and Guangzhou GET Technologies Development Co., Ltd. to manufacture and sell TFT-LCD products and incorporated LG Display China Co., Ltd. in Guangzhou, China. The Controlling Company invested (Won) 30,399 million in cash for a 70% controlling equity interest in LG Display China Co., Ltd.

1.	Reporting Entity, Continued

(c) Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2012				2012
Company	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	(Won)	1,818,414	1,949,396	(130,982)	9,236,622	(4,645)
LG Display Japan Co., Ltd.		207,085	186,744	20,341	1,401,933	2,247
LG Display Germany GmbH		615,325	590,165	25,160	4,387,621	5,154
LG Display Taiwan Co., Ltd.		319,808	280,343	39,465	2,687,636	3,113
LG Display Nanjing Co., Ltd.		621,923	76,907	545,016	559,706	43,962
LG Display Shanghai Co., Ltd.		990,912	962,109	28,803	3,694,307	7,739
LG Display Poland Sp. zo.o.		247,017	69,111	177,906	89,911	872
LG Display Guangzhou Co., Ltd.		2,193,321	1,567,033	626,288	2,751,526	159,042
LG Display Shenzhen Co., Ltd.		354,416	342,778	11,638	2,570,699	1,449
LG Display Singapore Pte. Ltd.		526,439	519,087	7,352	1,305,073	2,916
L&T Display Technology (Xiamen) Limited		37,423	42,888	(5,465)	9,211	5,198
L&T Display Technology (Fujian) Limited		255,465	218,245	37,220	1,001,003	10,033
LG Display Yantai Co., Ltd.		668,923	542,201	126,722	458,250	32,084
L&I Electronic Technology (Dongguan) Limited		342	6,318	(5,976)	2,810	(6,428)
Image&Materials, Inc.		3,765	9,092	(5,327)	66	(11,287)
LUCOM Display Technology (Kunshan) Limited		46,229	36,417	9,812	109,358	(2,268)
LG Display U.S.A., Inc.(*)		50,503	36,907	13,596	135,470	1,294
Nanumnuri Co., Ltd.		1,135	537	598	2,720	(202)
LG Display China Co., Ltd.		93,684	50,590	43,094	—	(204)

	(Won)	9,052,129	7,486,868	1,565,261	30,403,922	250,069

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2011				2011
Company	Total assets		Total liabilities	Total shareholders’ equity (deficit)	Sales	Net income (loss)
LG Display America, Inc.	(Won)	875,539	1,098,035	(222,496)	5,788,697	3,267
LG Display Japan Co., Ltd.		175,612	153,762	21,850	1,965,315	1,369
LG Display Germany GmbH		781,216	759,743	21,473	3,475,842	3,522
LG Display Taiwan Co., Ltd.		879,023	842,467	36,556	2,893,775	2,286
LG Display Nanjing Co., Ltd.		646,161	109,681	536,480	569,760	42,328
LG Display Shanghai Co., Ltd.		863,155	840,581	22,574	3,428,814	6,379
LG Display Poland Sp. zo.o.		276,114	104,506	171,608	117,584	16,822
LG Display Guangzhou Co., Ltd.		1,412,071	909,711	502,360	2,736,682	150,105
LG Display Shenzhen Co., Ltd.		168,196	157,321	10,875	2,072,182	2,973
LG Display Singapore Pte. Ltd.		551,109	546,541	4,568	1,146,402	(2,282)
L&T Display Technology (Xiamen) Limited		106,834	117,739	(10,905)	336,436	(31,862)
L&T Display Technology (Fujian) Limited		246,600	217,370	29,230	712,435	7,507
LG Display Yantai Co., Ltd.		439,909	384,526	55,383	328,476	6,493
L&I Electronic Technology (Dongguan) Limited		8,094	7,918	176	7,350	(4,689)
Image&Materials, Inc.		13,512	10,551	2,961	210	(1,086)
LUCOM Display Technology (Kunshan) Limited		41,934	29,221	12,713	30,035	(4,981)
LG Display U.S.A., Inc.(*)		12,686	—	12,686	—	—

	(Won)	7,497,765	6,289,673	1,208,092	25,609,995	198,151

(*)	The financial information of LG Display U.S.A., Inc. includes the financial information of LG Display Reynosa S.A. de C.V.

1.	Reporting Entity, Continued

(d) Associates and Jointly Controlled Entities (Equity Method Investees) as of December 31, 2012

(In millions of won)

Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
Suzhou Raken Technology Ltd.	Suzhou, China	51%	December 31	October 2008	Manufacture and sell LCD modules and LCD TV sets	(Won)	128,751
Guangzhou New Vision Technology Research and Development Limited	Guangzhou, China	50%	December 31	July 2008	R&D on design of LCD modules and LCD TV sets		3,596
Global OLED Technology LLC	Virginia, U.S.A	33%	December 31	December 2009	Managing and licensing OLED patents		36,164
Paju Electric Glass Co., Ltd.	Domestic	40%	December 31	January 2005	Manufacture electric glass for FPDs		82,855
TLI Inc.	Domestic	12%	December 31	October 1998	Manufacture and sell semiconductor parts		6,961
AVACO Co., Ltd.	Domestic	16%	December 31	January 2001	Manufacture and sell equipment for FPDs		10,964
New Optics LTD.	Domestic	42%	December 31	August 2005	Manufacture back light parts for TFT- LCDs		25,064
LIG ADP Co., Ltd.	Domestic	13%	December 31	January 2001	Develop and manufacture the equipment for FPDs		1,730
WooRee E&L Co., Ltd. (formerly, WooRee LED Co., Ltd.)	Domestic	30%	December 31	June 2008	Manufacture LED back light unit packages		23,549
Dynamic Solar Design Co., Ltd.	Domestic	40%	December 31	April 2009	Develop and manufacture equipment for solar battery and FPDs		69
LB Gemini New Growth Fund No. 16	Domestic	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities		13,680
Can Yang Investments Limited	Hong Kong	9%	December 31	January 2010	Develop and manufacture and sell LED parts		13,856

1.	Reporting Entity, Continued

(In millions of won)

Associates and jointly controlled entities	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Carrying amount
YAS Co., Ltd.	Domestic	19%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	(Won)	9,409
Eralite Optoelectronics (Jiangsu) Co., Ltd.	Suzhou, China	20%	December 31	August 2010	Manufacture LED Packages		3,449
Narenanotech Corporation	Domestic	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment		26,448
Avatec. Co., Ltd.	Domestic	17%	December 31	August 2000	Manufacture and sell glass for FPDs		14,685
Glonix Co., Ltd.	Domestic	20%	December 31	October 2006	Manufacture and sell LCD		928

						(Won)	402,158

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 24, 2013.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value,

•	financial instruments at fair value through profit or loss are measured at fair value,

•	available-for-sale financial assets are measured at fair value,

•	liabilities for cash-settled share-based payment arrangements are measured at fair value, and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

2.	Basis of Presenting Financial Statements, Continued

(d) Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3(d))

•	Estimated useful lives of property, plant and equipment (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3(j) and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

(e) Changes in accounting policies

(i) Disclosures of Financial Instruments

The Group has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Group derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Group’s continuing involvement in derecognized financial assets shall be additionally disclosed.

(ii) Presentation of Operating Profit or Loss in the Consolidated Statement of Comprehensive Income

The Group has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the consolidated statement of comprehensive income (loss) for the year ended December 31, 2012. Before the adoption of the amendment, the Group presented operating profit or loss as an amount of revenue plus other income less cost of sales, selling and administrative expenses, research and development expenses and other expenses.

2.	Basis of Presenting Financial Statements, Continued

(e) Changes in accounting policies, Continued

The Group has applied the amendment retrospectively, and accordingly restated the comparative consolidated statement of comprehensive loss for the year ended December 31, 2011. The impact upon adoption of the amendment is as follows:

(In millions of won)

	2012		2011
Operating profit (loss) before adoption of the amendment	(Won)	574,557	(924,336)
Deductions:
Rental income		(7,253)	(6,325)
Foreign currency gain		(1,228,847)	(1,190,793)
Gain on disposal of property, plant and equipment		(5,925)	(740)
Reversal of allowance for doubtful accounts for other receivables		(521)	—
Commission earned		(3,867)	(8,630)
Others		(14,457)	(16,588)

		(1,260,870)	(1,223,076)

Additions:
Other bad debt expense		9	849
Foreign currency loss		1,095,280	1,220,143
Loss on disposal of property, plant and equipment		3,728	862
Impairment loss on property, plant and equipment		—	3,589
Loss on disposal of intangible assets		704	1,588
Impairment loss on intangible assets		40,012	5,574
Expenses related to legal proceedings or claims and others		458,948	151,259

		1,598,681	1,383,864

Operating profit (loss) after adoption of the amendment	(Won)	912,368	(763,548)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a) Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries, where control is the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profit and loss and other reserves is allocated to the owners of the parent and non-controlling interests. Losses applicable to the non-controlling interests in a subsidiary are allocated to the non-controlling interests even if doing so causes the non-controlling interests to have a deficit balance.

(ii) Associates and jointly controlled entities (equity method investees)

Associates are those entities over which the Group has significant influence over the financial and operating policies, but not control. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A jointly controlled entity is an entity that the Group has joint control over and whose activities are established by a contractual arrangement that requires unanimous consent for strategic financial and operating decisions.

Investments in associates and jointly controlled entities are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and jointly controlled entities is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains on transactions between the Group and associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the associates and jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The consolidated financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gains or losses, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of, in part or in full, the relevant accumulative amount in other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal. When the Group disposes of only part of its investment in an associate or joint venture that includes a foreign operation while retaining significant influence or joint control, the relevant proportion of the cumulative amount in other comprehensive income is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

3.	Summary of Significant Accounting Policies, Continued

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. The valuation loss of inventories recognized as cost (cost of sales) amounted to (Won) 135,720 million and (Won) 133,341 million as of December 31, 2012 and 2011, respectively.

(d) Financial Instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: loans and receivables and available-for-sale financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the consolidated statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(d) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40

Machinery	4

Furniture and fixtures	3~5

Equipment, tools and vehicles	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(f) Borrowing Costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Group’s expenses incurred

Grants that compensate the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10

Rights to use electricity, water and gas supply facilities	10

Software	4

Customer relationships	7

Technology	10

Development costs	(*)

Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, continued

Management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(j) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(k) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Group recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(m) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 23 to these consolidated financial statements.

(n) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(o) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(o) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(q)	New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013 and have not been adopted early in preparing these consolidated financial statements.

3.	Summary of Significant Accounting Policies, Continued

(q) New Standards and Interpretations Not Yet Adopted, Continued

(i) K-IFRS No. 1110, Consolidated Financial Statements

The standard introduces a single control model to determine whether an investee should be consolidated. The standard is effective for annual periods beginning on or after January 1, 2013.

(ii) K-IFRS No. 1111, Joint Arrangements

The standard classifies joint arrangements into two types: joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standard is effective for annual periods beginning on or after January 1, 2013.

(iii) K-IFRS No. 1112, Disclosure of Interests in Other Entities

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. The standards are effective for annual periods beginning on or after January 1, 2013.

(iv) Amendments to K-IFRS No. 1019, Employee Benefits

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

(v) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(vi) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

Please refer to the detailed footnotes in the audit report, which will be on electronic disclosure system (http://dart.dss.or.kr) on February 28th

(3)	Separate Financial Statements

a. Separate Statements of Financial Position

LG DISPLAY CO., LTD.

Separate Statements of Financial Position

As of December 31, 2012 and 2011

(In millions of won)	December 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	1,400,566	604,890
Deposits in banks	315,000	815,000
Trade accounts and notes receivable, net	4,548,459	3,789,332
Other accounts receivable, net	101,337	102,097
Other current financial assets	2,976	2,976
Inventories	1,947,945	1,912,710
Prepaid income tax	3,699	8,171
Other current assets	112,271	91,588

Total current assets	8,432,253	7,326,764

Investments	1,468,778	1,386,313
Other non-current financial assets	80,318	75,080
Deferred tax assets	1,186,704	1,329,905
Property, plant and equipment, net	12,004,435	13,522,553
Intangible assets, net	488,663	479,510
Other non-current assets	140,437	153,839

Total non-current assets	15,369,335	16,947,200

Total assets	23,801,588	24,273,964

Liabilities
Trade accounts and notes payable	4,386,383	3,752,724
Current financial liabilities	971,577	808,576
Other accounts payable	2,618,171	3,690,913
Accrued expenses	418,047	342,973
Provisions	249,755	278,179
Advances received	462,614	593,436
Other current liabilities	26,396	18,532

Total current liabilities	9,132,943	9,485,333

Non-current financial liabilities	3,440,585	3,714,001
Non-current provisions	6,515	5,419
Employee benefits	180,302	146,266
Long-term advances received	1,049,678	668,914
Other non-current liabilities	330,445	567,114

Total non-current liabilities	5,007,525	5,101,714

Total liabilities	14,140,468	14,587,047

Equity
Share capital	1,789,079	1,789,079
Share premium	2,251,113	2,251,113
Reserves	(893)	(3,944)
Retained earnings	5,621,821	5,650,669

Total equity	9,661,120	9,686,917

Total liabilities and equity	23,801,588	24,273,964

See accompanying notes to the separate financial statements.

b. Separate Statements of Comprehensive Income (Loss)

LG DISPLAY CO., LTD.

Separate Statements of Comprehensive Income (Loss)

For the years ended December 31, 2012 and 2011

(In millions of won, except earnings per share)	2012	2011

Revenue	28,672,355	23,471,309
Cost of sales	(26,325,386)	(22,982,517)

Gross profit	2,346,969	488,792

Selling expenses	(551,659)	(400,531)
Administrative expenses	(395,159)	(332,252)
Research and development expenses	(773,673)	(807,051)

Operating profit (loss)	626,478	(1,051,042)

Finance income	194,290	173,106
Finance costs	(310,071)	(248,381)
Other non-operating income	955,752	858,468
Other non-operating expenses	(1,274,272)	(1,074,126)

Profit (loss) before income tax	192,177	(1,341,975)
Income tax expense (benefit)	163,628	(350,943)

Profit (loss) for the year	28,549	(991,032)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets	4,025	4,790
Defined benefit plan actuarial loss	(75,722)	(23,728)
Income tax benefit on other comprehensive income items	17,351	5,120

Other comprehensive loss for the year, net of income tax	(54,346)	(13,818)

Total comprehensive loss for the year	(25,797)	(1,004,850)

Earning (loss) per share
Basic earnings (loss) per share	80	(2,770)

Diluted earnings (loss) per share	80	(2,770)

See accompanying notes to the separate financial statements.

c. Separate Statements of Changes in Equity

LG DISPLAY CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(In millions of won)	Share capital	Share premium	Fair value reserve	Retained earnings	Total equity

Balances at January 1, 2011	1,789,079	2,251,113	(7,795)	6,838,278	10,870,675

Total comprehensive loss for the year
Loss for the year	—	—	—	(991,032)	(991,032)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax	—	—	3,851	—	3,851
Defined benefit plan actuarial loss, net of tax	—	—	—	(17,669)	(17,669)

Total other comprehensive income (loss)	—	—	3,851	(17,669)	(13,818)

Total comprehensive income (loss) for the year	—	—	3,851	(1,008,701)	(1,004,850)

Transaction with owners, recorded directly in equity
Dividends to equity holders	—	—	—	(178,908)	(178,908)

Balances at December 31, 2011	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Balances at January 1, 2012	1,789,079	2,251,113	(3,944)	5,650,669	9,686,917

Total comprehensive profit for the year
Profit for the year	—	—	—	28,549	28,549

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax	—	—	3,051	—	3,051
Defined benefit plan actuarial loss, net of tax	—	—	—	(57,397)	(57,397)

Total other comprehensive income (loss)	—	—	3,051	(57,397)	(54,346)

Total comprehensive income (loss) for the year			3,051	(28,848)	(25,797)

Transaction with owners, recorded directly in equity
Dividends to equity holders	—	—	—	—	—

Balances at December 31, 2012	1,789,079	2,251,113	(893)	5,621,821	9,661,120

See accompanying notes to the separate financial statements.

d. Separate Statements of Cash Flows

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(In millions of won)	2012	2011

Cash flows from operating activities:
Profit (loss) for the year	28,549	(991,032)
Adjustments for:
Income tax expense (benefit)	163,628	(350,943)
Depreciation	3,946,844	3,150,862
Amortization of intangible assets	265,939	230,119
Gain on foreign currency translation	(218,149)	(52,612)
Loss on foreign currency translation	58,608	99,680
Retirement allowance	138,230	113,668
Reversal of stock compensation expense	(3)	(469)
Gain on disposal of property, plant and equipment	(5,886)	(642)
Loss on disposal of property, plant and equipment	1,391	96
Loss on disposal of intangible assets	—	1,588
Impairment loss on intangible assets	3,393	4,535
Finance income	(178,267)	(97,671)
Finance costs	244,368	219,511
Other non-operating income	(10,766)	(24,558)
Other non-operating expenses	560,513	207,535

	4,969,843	3,500,699

Change in trade accounts and notes receivable	(1,615,787)	126,849
Change in other accounts receivable	(7,360)	9,114
Change in other current assets	6,642	90,349
Change in inventories	(35,235)	(152,745)
Change in other non-current assets	(49,442)	(39,524)
Change in trade accounts and notes payable	703,130	739,969
Change in other accounts payable	(101,262)	104,642
Change in accrued expenses	104,290	(86,631)
Change in other current liabilities	358,952	(40,671)
Change in long-term advance received	789,670	281,975
Change in other non-current liabilities	—	18,161
Change in provisions	(390,973)	(208,391)
Change in defined benefit obligation	(179,916)	(69,535)

	(417,291)	773,562

Cash generated from operating activities	4,581,101	3,283,229
Income taxes paid	1,395	(106,735)
Interest received	28,095	62,704
Interest paid	(190,205)	(135,480)

Net cash from operating activities	4,420,386	3,103,718

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(In millions of won)	2012	2011

Cash flows from investing activities:
Dividends received	55,800	42,620
Proceeds from withdrawal of deposits in banks	913,500	2,401,500
Increase in deposits in banks	(413,500)	(1,713,500)
Proceeds from collection of short-term loans	—	67,195
Acquisition of investments	(225,396)	(214,114)
Proceeds from disposal of investments	3,571	2,045
Acquisition of property, plant and equipment	(3,701,307)	(3,790,353)
Proceeds from disposal of property, plant and equipment	24,725	857
Acquisition of intangible assets	(281,213)	(207,961)
Grant received	3,962	1,605
Receipt from (payment for) settlement of derivatives	742	23,784
Acquisition of other non-current financial assets	(55,276)	(58,526)
Proceeds from disposal of other non-current financial assets	60,571	167,059

Net cash used in investing activities	(3,613,821)	(3,277,789)

Cash flows from financing activities:
Proceeds from short-term borrowings	3,267,046	1,024,026
Repayment of short-term borrowings	(3,267,046)	(2,116,604)
Issuance of debentures	298,783	1,145,209
Proceeds from long-term borrowings	494,000	941,921
Repayment of current portion of long-term debt	(803,672)	(926,467)
Payment of cash dividend	—	(178,908)

Net cash used in financing activities	(10,889)	(110,823)

Net increase (decrease) in cash and cash equivalents	795,676	(284,894)
Cash and cash equivalents at 1 January	604,890	889,784

Cash and cash equivalents at 31 December	1,400,566	604,890

See accompanying notes to the separate financial statements.

e. Notes to the Separate Financial Statements

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 128, Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light-Emitting Diode (“OLED”) and Flexible Display products. As of December 31, 2012, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of December 31, 2012, the Company has TFT-LCD manufacturing plants, an OLED manufacturing plant and an LCD Research & Development Center in Paju and TFT-LCD manufacturing plants in Gumi. The Company has overseas subsidiaries located in North America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2012, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of December 31, 2012, there are 21,853,986 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a) Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Consolidated and Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 24, 2013.

2.	Basis of Presenting Financial Statements, Continued

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value and

•	liabilities for defined benefit plans are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency. All amounts in Korean won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

•	Estimated useful lives of property, plant and equipment (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(i) and 20)

•	Net realizable value of inventories (note 8)

•	Measurement of defined benefit obligations (note 17)

•	Deferred tax assets and liabilities (note 29)

2.	Basis of Presenting Financial Statements, Continued

(e) Changes in accounting policies

(i) Disclosures of Financial Instruments

The Company has applied the amendments to K-IFRS No. 1107, Financial Instruments: Disclosures, for the year ended December 31, 2012 by prospectively disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are derecognized in their entirety. When the Company derecognizes transferred financial assets but still has continuing involvement in the transferred financial assets, the nature of, and risks associated with, the Company’s continuing involvement in derecognized financial assets shall be additionally disclosed.

(ii) Presentation of Operating Profit or Loss in the Separate Statement of Comprehensive Income

The Company has adopted the amendment to K-IFRS No. 1001, Presentation of Financial Statements, and has presented operating profit or loss as an amount of revenue less cost of sales and selling and administrative expense including research and development expenses on the separate statement of comprehensive income (loss) for the year ended December 31, 2012. Before the adoption of the amendment, the Company presented operating profit or loss as an amount of revenue plus other income less cost of sales, selling and administrative expenses, research and development expenses and other expenses.

2.	Basis of Presenting Financial Statements, Continued

(e) Changes in accounting policies, Continued

The Company has applied the amendment retrospectively, and accordingly restated the comparative separate statement of comprehensive loss for the year ended December 31, 2011. The impact upon adoption of the amendment is as follows:

(In millions of won)
	2012		2011
Operating profit (loss) before adoption of the amendment	(Won)	322,761	(1,251,083)
Deductions:
Rental income		(4,419)	(4,032)
Foreign currency gain		(933,035)	(839,497)
Gain on disposal of property, plant and equipment		(5,886)	(642)
Reversal of allowance for doubtful accounts for other receivables		—	(170)
Commission earned		(3,867)	(8,587)
Others		(8,048)	(5,273)

	(Won)	(955,255)	(858,201)

Additions:
Other bad debt expense		88	—
Foreign currency loss		795,897	902,401
Loss on disposal of property, plant and equipment		1,391	96
Loss on disposal of intangible assets		—	1,588
Impairment loss on intangible assets		3,393	4,535
Expenses related to legal proceedings or claims and others		458,203	149,622

	(Won)	1,258,972	1,058,242

Operating profit (loss) after adoption of the amendment	(Won)	626,478	(1,051,042)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (expense) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(b) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. The valuation loss of inventories recognized as cost (cost of sales) amounted to (Won) 118,903 million and (Won) 114,796 million as of December 31, 2012 and 2011, respectively.

(c) Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they are originated. All other non-derivative financial assets, including financial assets at fair value through profit or loss, are recognized in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three months and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures them at their fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and whose derivatives are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to acquisition are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2012, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedges and the hedge is determined to be an effective hedge.

The Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company’s management makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period the hedged cash flows affect profit or loss under the same line item in the separate statement of comprehensive income. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

3.	Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(d) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40

Machinery	4

Furniture and fixtures	4

Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

3.	Summary of Significant Accounting Policies, Continued

(e) Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(f) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii) Grants for compensating the Company’s expenses incurred

Grants that compensate the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognized as income of the period in which it becomes receivable.

(g) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(g) Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(g) Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

	Estimated useful lives (years)
Intellectual property rights	5, 10

Rights to use electricity, water and gas supply facilities	10

Software	4

Customer relationships	7

Technology	10

Development costs		(*)

Condominium and golf club memberships	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

3.	Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(i) Financial assets, Continued

The Company’s management considers evidence of impairment for loans and receivables at both a specific asset and collective level. All individually significant loans and receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(i) Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(j) Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

In measuring the defined benefit liability, the Company recognizes past service cost immediately when the benefits are vested immediately following the introduction of a defined benefit plan.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue when the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the separate statements of comprehensive income.

3.	Summary of Significant Accounting Policies, Continued

(l) Operating Segments

In accordance with K-IFRS No. 1108, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements, not in these separate financial statements.

(m) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(n) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(n) Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(o) Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

(p) New Standards and Interpretations Not Yet Adopted

The following accounting standards, interpretations and amendments are issued and will be effective for annual periods beginning on or after January 1, 2013, and have not been adopted early in preparing these separate financial statements.

(i) Amendments to K-IFRS No. 1019, Employee Benefits

The revised standard requires an entity to calculate the expected return on plan assets based on the discount rate that is used to measure the present value of defined benefit obligation. The effective date for the amendments is annual periods beginning on or after January 1, 2013.

(ii) K-IFRS No. 1113, Fair value measurement

The standard defines fair value and sets out a framework for measuring fair value and the required disclosures about fair value measurements. This standard is effective for annual periods beginning on or after January 1, 2013.

(iii) Amendments to K-IFRS No. 1001, Presentation of Financial Statements

The amendments require presentation of other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. The amendments are effective for annual periods beginning on or after July 1, 2012.

Management is in the process of evaluating the impact, if any, of applying these standards on its financial position and results of operations.

Please refer to the detailed footnotes in the audit report, which will be on electronic disclosure system (http://dart.dss.or.kr) on February 28th

B.	Agenda 2: Amendment to the Articles of Incorporation

•	Reasons for amending the Articles of Incorporation:

a. To enhance the effectiveness of our decision-making process, thereby increasing the efficiency in our business operations.

b. To reflect recent amendments to the Korean Commercial Code

Before Amendment	After Amendment

Article 29 (Appointment of Representative Director or Joint Representative Directors)

1)      The Company shall either have one Representative Director or two (2) Joint Representative Directors. If the Company has two (2) Joint Representative Directors, they shall be the Chief Executive Officer and the Chief Financial Officer. The Representative Director or the two Joint Representative Directors shall be appointed by a resolution of the Board of Directors’ meeting from the Company’s Directors.

2)      In the case of the Company having one Representative Director, the Representative Director shall act severally on all matters, and in the case of the Company having two Joint Representative Directors, the Joint Representative Directors shall act jointly on all matters. The Representative Director or Joint Representative Directors, as the case may be, shall be responsible for the day-to-day management of the Company and shall have authority to make decisions and to take actions on all matters that are not required under this Articles of Incorporation or by law to be referred to the Board of Directors or to be decided at a General Meeting of Shareholders.

Article 29 (Appointment of Representative Director and Duties)

1)      The Representative Director of the Company shall be appointed by a resolution of the Board of Directors’ meeting and the Representative Director shall represent the Company and manage all matters of the Company.

2)      If two (2) or more Representative Directors are appointed, each shall represent the Company.

3)      On the occurrence of a vacancy or absence of the Representative Director, the person authorized in such order of priority as determined by the Regulations of the Board of Directors or the person separately determined by the Board of Directors shall perform his/her duties.

Article 17 (Convening of General Meetings of Shareholders)

1)      Unless otherwise provided for in the relevant laws and regulations, a General Meeting of Shareholders shall be convened by the Company’s Representative Director pursuant to a resolution of the Board of Directors. However, if the Company has Joint Representative Directors, a General Meeting of Shareholders shall be convened jointly by the Joint Representative Directors; provided that, in the absence of a Joint Representative Director, the other Joint Representative Director shall convene the meeting, and provided, further, that, in the absence of both Joint Representative Directors, a Director who is responsible pursuant to the order of priority as determined by the Board of Directors, shall convene the meeting.

Article 17 (Convening of General Meetings of Shareholders)

1)      Unless otherwise provided for in the relevant laws and regulations, a General Meeting of Shareholders shall be convened by the Company’s Representative Director pursuant to a resolution of the Board of Directors. On the occurrence of a vacancy or absence of the Representative Director, Article 29, Paragraph (3) hereof shall apply, mutatis mutandis.

Article 18 (Chairman of Meeting)

The Representative Director or a Director designated by the Representative Director shall serve as Chairman of the General Meeting of Shareholders. If the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director or a Director designated by the Chief Executive Officer and Joint Representative Director shall serve as Chairman of the General Meeting of Shareholders; provided that, in the absence of such Directors, other Directors shall act as Chairman in accordance with the order of Directors fixed by the Board of Directors.

Article 18 (Chairman of Meeting)

The Representative Director or a Director designated by the Representative Director shall serve as Chairman of the General Meeting of Shareholders. On the occurrence of a vacancy or absence of the Representative Director, Article 29, Paragraph (3) hereof shall apply, mutatis mutandis.

Article 27-2 (Nomination of Candidates for Outside Directors)

1)      The Company’s Outside Director Nomination and Corporate Governance Committee shall recommend candidates for outside Directors, from those who are qualified under the Capital Market Act and other applicable provisions.

2)      Any details concerning the nomination of candidates for outside Directors and deliberation on requirements of such candidates shall be determined by the Company’s Outside Director Nomination and Corporate Governance Committee.

Article 27-2 (Nomination of Candidates for Outside Directors)

1)      The Company’s Outside Director Nomination Committee shall recommend candidates for outside Directors, from those who are qualified under the Korean Commercial Code (“KCC”) and other applicable provisions.

2)      Any details concerning the nomination of candidates for outside Directors and deliberation on requirements of such candidates shall be determined by the Company’s Outside Director Nomination Committee.

Article 30 (Meetings of the Board of Directors)

2)      Meetings of the Board of Directors shall be convened no less frequently than on a quarterly basis. The persons entitled to convene a Meeting of the Board of Directors shall decide the meeting date and send a notice thereof to the Directors in writing, through electronic communication or orally at least forty eight (48) hours prior to such meeting; provided that, when the consent of all the Directors has been obtained, a meeting of the Board of Directors may be held anytime without conforming to these procedures.

Article 30 (Meetings of the Board of Directors)

2)      Meetings of the Board of Directors shall be convened no less frequently than on a quarterly basis. The persons entitled to convene a Meeting of the Board of Directors shall decide the meeting date and send a notice thereof to the Directors in writing, through electronic communication or orally at least twelve (12) hours prior to such meeting; provided that, when the consent of all the Directors has been obtained, a meeting of the Board of Directors may be held anytime without conforming to these procedures.

Article 34 (Committees)

1)      The Company shall establish following committees within the Board of Directors.

1. Audit Committee

2. Outside Director Nomination and Corporate Governance Committee

3. Remuneration Committee

4. Other committees as deemed necessary by the Board of Directors

Article 34 (Committee)

1)      The Company shall establish following committees within the Board of Directors

1. Audit Committee

2. Outside Director Nomination Committee

3. Other committees as deemed necessary by the Board of Directors

Article 41 (Preparation and Maintenance of Financial Statements and Business Report)

1)      The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director, shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the Audit Committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director, shall submit the following documents and the business report to the ordinary General Meeting of Shareholders for approval:

1. Balance sheet;

2. Profit and loss statement; and

3. Statement of appropriation of retained earnings or statement of disposition of deficit.

2)      The Audit Committee shall submit the auditors’ report to all Directors one (1) week prior to the day set for the ordinary General Meeting of Shareholders.

3)      The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director, shall keep on file, from one (1) week before the day set for the ordinary General Meeting of Shareholders, the documents described in Paragraph (1) above and supplementary documents together with the business report and the auditors’ report at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years.

4)      The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director, shall give public notice of the balance sheet and the external auditors’ opinion immediately after the documents referred to in Paragraph (1) above have been approved at the General Meeting of Shareholders.

Article 41 (Preparation and Maintenance of Financial Statements and Business Report)

1)      The Representative Director shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the Audit Committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director, shall submit the following documents and the business report to the ordinary General Meeting of Shareholders for approval:

1. Balance sheet;

2. Profit and loss statement; and

3. Other documents prescribed by the Enforcement Decree of the KCC that present the Company’s financial position and business performance.

2)      If the Company is required to prepare consolidated financial statements under the Enforcement Decree of the KCC, the documents under Paragraph (1) above shall include those prepared on a consolidated basis.

3)      The Audit Committee shall submit the auditors’ report to all Directors one (1) week prior to the day set for the ordinary General Meeting of Shareholders.

4)      The Representative Director shall keep on file, from one (1) week before the day set for the ordinary General Meeting of Shareholders, the documents described in Paragraph (1) above and supplementary documents together with the business report and the auditors’ report at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years.

5)      The Representative Director shall give public notice of the balance sheet and the external auditors’ opinion immediately after the documents referred to in Paragraph (1) above have been approved at the General Meeting of Shareholders.

C.	Agenda 3: Appointment of Directors

•	As the following 2 candidates are proposed to be appointed as directors.

a) Tae Sik Ahn

•	Date of Birth : March 21, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Term of office : 3 years

•	Type of appointment : Reappointment

•	Past experience : Chairman, Korean Accounting Association

•	Current Occupation : Professor, College of Business Administration and Graduate School of Business, Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

b) Joon Park

•	Date of Birth : October 30, 1954

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Term of office : 3 years

•	Type of appointment : New Appointment

•	Past experience : Attorney, Kim & Chang

•	Current Occupation : Professor, School of Law, Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

D.	Agenda 4: Appointment of Audit Committee Members

•	As the following 2 candidates are proposed to be appointed as Audit Committee Member.

a) Tae Sik Ahn

•	Date of Birth : March 21, 1956

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Term of office : 3 years

•	Type of appointment : Reappointment

•	Past experience : Chairman, Korean Accounting Association

•	Current Occupation : Professor, College of Business Administration and Graduate School of Business, Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

b) Joon Park

•	Date of Birth : October 30, 1954

•	Candidate for Outside Director : Yes

•	Nominator : Outside Director Nomination Committee

•	Term of office : 3 years

•	Type of appointment : New Appointment

•	Past experience : Attorney, Kim & Chang

•	Current Occupation : Professor, School of Law, Seoul National University

•	Business Transaction with LG Display during the last 3 years : None

•	Nationality : Korean

E.	Agenda 5: Approval of Remuneration Limit for Directors

•	Remuneration limit for directors in 2013 is for all 7 directors including 4 outside directors.

The remuneration limit in 2013 is same as that of 2012.

Category	FY2013		FY2012
Number of Directors (Number of Outside Directors)	7	(4)	7	(4)
Total Amount of Remuneration Limit	KRW 8.5 billion		KRW 8.5 billion

IV. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd. (“LGD”)

B. Number of LGD Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%
Sang Beom Han	Director (President, CEO)	930 (Common stock)	0.0%

Total	—	135,625,930 (common stock)	37.9%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Hyun Seok Yoon	Suk Heo	Jeong Dong Kim
Number of Shares Held by Agents as of 2012 End.	—	—	—
Relationship with LGD	Employee	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 10,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Mar. 4, 2013 to Mar. 8, 2013 (Before the 28th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 21, 2013	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division